UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CASA SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38324	75-3108867
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Old River Road Andover, Massachusetts (Address of principal executive offices)	01810 (Zip Code)

Scott Bruckner
(978) 688-6706

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction and Company Information

This Form SD is filed by Casa Systems, Inc., a Delaware corporation (“Casa  Systems” or the “Company”) for the year ended December 31, 2020 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). Certain terms in this Form SD are defined in the Rule, and the reader is referred to the Rule for such definitions.

Casa Systems is a global communications technology company headquartered in Andover, Massachusetts and has wholly-owned subsidiaries in China, France, Canada, Ireland, Spain, Colombia, the Netherlands, Hong Kong, Australia, Germany, the United Kingdom and New Zealand.  The Company offers physical, virtual and cloud-native 5G infrastructure and customer premise networking equipment for public and private high-speed data and multi-service communications networks. The Company’s core and edge infrastructure technology enables communications service providers and enterprises to cost-effectively and dynamically increase data network speed, add bandwidth capacity and new services, reduce network complexity, and reduce operating and capital expenditures.

Casa Systems has determined that conflict minerals exist or may exist in certain components of products that the Company manufactures or contracts to manufacture. These components contain conflict minerals that are necessary to the functionality or production of these products. Therefore, in accordance with the Rule and Form SD, the Company undertook a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and/or may have come from recycled or scrap sources.

The Company is relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, the Company has provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c).

This Form SD is publicly available on the Company’s website at http://investors.casa-systems.com/investor-relations under the heading “Conflict Minerals Disclosure”. The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Reasonable Country of Origin Inquiry

The Company’s RCOI employed a number of measures to determine whether the necessary conflict minerals in its products originated in the Covered Countries and/or may have come from recycled or scrap sources, including the following:

-	Consultation with the Company’s internal compliance engineering team and supply chain management group;
-

Retention of Assent Compliance (“Assent”), a third-party service provider, to assist the Company in reviewing the supply chain and identifying risks; the Company provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance Manager to determine which components may or do contain conflict minerals;

-	Creation of a comprehensive supplier list;

-	Communication and engagement with the Company’s suppliers;

-	Distribution to the Company’s suppliers, through Assent, of a questionnaire based on the Responsible Minerals Initiative Conflict Minerals Reporting Template (“CMRT”);

-	Collection of responses to the Company’s questionnaire from its suppliers;

-	Review of collected responses to identify supplier risk level, determine country of origin and/or sourcing from recycled or scrap sources; and

-

Follow-up communication with suppliers to update forms if their responses did not meet the Company’s review requirements and to understand and mitigate risks related to conflict minerals in their supply chains.

The Company’s program includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT which helps to identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of the direct suppliers.  All submitted forms are accepted and classified as valid or invalid so that data is retained. The Company contacted suppliers regarding invalid forms and such suppliers were encouraged to submit a valid form. The Company also provided such suppliers with guidance on how to correct these validation errors in the form of feedback to their CMRT submission.

The Company received a supplier response rate of greater than 60%. Of these, 14% of respondents indicated the Covered Country status was undeterminable, 24% of respondents indicated compliance with Covered Country Conflict Free Smelter Program protocols by the Responsible Minerals Initiative (“RMI”), 23% of respondents indicated sourcing that is believed to have originated outside of the Covered Countries, and 39% of respondents claimed no conflict minerals. In total, 333 legitimate smelters were identified, 237 of which are compliant with Conflict Free Smelter Program protocols by the RMI. Five smelters are considered high risk.

As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters may not be able to discern exactly in which company’s product lines the materials may be included. As a result, it is likely that the Company’s suppliers listed all smelters and refiners they purchased from within the reporting period in some or all cases. Therefore, the smelters or refiners listed (as sources of conflict minerals) are likely to be more comprehensive than the list of smelters or refiners which actually processed the conflict minerals contained in the Company’s products. Notwithstanding the potential for over-reporting, the Company has taken measures to validate the reported sources of origin against validated audit programs intended to verify the material types and mine sources of origin for these smelters and refiners.

These surveys were completed at a company level, not a product level. Accordingly, the Company is not able to determine with any degree of certainty from which countries its necessary conflict minerals originated.

The disclosure included herein does not relate to the assets or businesses acquired from NetComm Wireless Limited (“NetComm”) on July 1, 2019.  Because NetComm was not required to file a specialized disclosure report on Form SD prior to such acquisition, the reporting for such assets or businesses will be included in the Company’s future specialized disclosure reports on Form SD in accordance with Instruction 3 to Item 1.01 of Form SD.

Item 1.02 Exhibit

None.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CASA SYSTEMS, INC.

By:

Date: May 28, 2021	/s/ Scott Bruckner
Scott Bruckner
Chief Financial Officer